WRAD One
NextSeed Campaign Video Transcript

Phil Kramer
CEO, WRAD One, Inc.

It is literally every parent's nightmare. News of another school shooting. And despite the recent COVID-19 pandemic, the US is on track to see 50% more mass shootings in 2020 than last year. The trend for active shooter events at schools are equally disturbing. The past five decades have seen an increase in school shootings and gun violence in general.

Following the devastating loss of life in Parkland, Florida, we focused our attention on developing a tool that dramatically reduces the time from the beginning of an active shooter event, to when first responders know exactly where and what type of threat continues to exist, and time means lives. Every minute saved increases the likelihood of saving a gunshot victim from their wounds. The key, however, is a system that is affordable, reliable, and intuitive.

At WRAD One, we have developed this solution. It's called the Vigilant Response System. Our engineering team has created a completely wireless system that reduces the installed system cost by as much as 70% to 85%, giving us an excellent entry point into the market. Beyond cost advantages, our engineering team has created a proprietary artificial intelligence algorithm, along with acoustic software that represents the next generation of gunshot detection.

Early discussions with school districts, along with state and federal government officials, have indicated a strong desire for our solution. When you consider the more than 130,000 public K-through-12 schools across the US along with the vast number of churches, office buildings, shopping malls, apartment complexes, municipal buildings, hospitals, and other publicly accessible facilities, you begin to get a picture of the tremendous opportunities for WRAD One. We held discussions with our primary strategic partner who is fundamental to our go-to-market program. This partnership is starting with a multi-year, multi-million dollar agreement with Woolpert.

Doug Sinclair
Senior Director, Technology & Advisory, Woolpert

We believe WRAD One's highly-accurate Wireless Gunshot Detection Sensor is really leading the next generation of physical security solutions. WRAD One's Vigilant Response System provides us with the opportunity to increase the safety and welfare of our infrastructure clients across a wide array of vertical markets, and they're doing that at a very reasonable cost. For us, we're very proud to call them our partner.

Phil Kramer:
The money we raise through NextSeed will be used for final R&D, manufacturing, and early operating expenses of our company. We believe this a societal problem, and we think others

will want to join our efforts to save lives from an active shooter event. This is more than a for-profit business. This is, for our team, a passion and a mission to make the world a better, a safer, place. We invite you to become part of the Vigilant Response System solution through your investment in WRAD One.

Learn more at nextseed.com/wradone

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WRAD One, Inc.
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WRAD One

Brownwood, TX

$0 raised

Security Type: SAFE
Valuation Cap: $6.5 million
Discount: 20%

COMING SOON

Highlights
Company Description
The Product
Business Model
The Team
History
Investment Terms
Use of Proceeds
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HIGHLIGHTS

Developing an advanced gunshot detection system that can instantly notify authorities with highly accurate information, greatly reducing response times and helping to save lives

- The Vigilant Response System™ accurately detects gunshots, highlighting the location and path of the shooter within a school, church campus, office building, government facility and a wide range of other applications.
- Since 1970, school shootings have increased each decade at an alarming rate of 261% in the past 50 years. FBI statistics show a disturbing upward trend of active shooter events across all types of locations and public spaces.
- The VRS system will save lives by immediately communicating with law enforcement, allowing for faster response time and greater knowledge of the immediate threat.

Poised to disrupt a multi-billion dollar industry by making the technology accessible to the campuses, offices, and public facilities that truly value the added safety

- Existing solutions in the marketplace are expensive and cannot be budgeted by most public institutions.
- The Vigilant Response System™ is the first truly affordable solution, at a per-unit price point hundreds of dollars less than the leading systems in the US and is capable of integrating with other security measures within a facility.
- The Gunshot Detection Systems Market was valued at $1.2 billion in 2019 and is projected to reach $4.2 billion by 2026.

Leadership team is comprised of **experts with decades of experience** developing security systems and products, wireless communications, and navigating the private and public security industry.

- Phil Kramer (CEO) has a 30+ year track record of driving profitable business growth through the formulation of strategic business plans.
- Mike Mann (co founder & COO) has 40+ years of wireless technology industry experience and start-up business expertise.
- Kyle Heller (President) holds an owner/manager/shareholder license from the Private Security Bureau of the Texas Department of Public Safety and has TSA clearance at Dallas/Fort Worth International Airport as an approved security contractor.
- Kevin Wilder (co founder & CTO) has 40 years of electronic hardware design experience and has been awarded numerous patents.
- Woolpert, a leader in the AEG (architecture, engineering, geospatial) consulting space, is signed up as a strategic sales and distribution partner with a $3M sales commitment in the first 2 years. WRAD One will access over 200 sales people in the Woolpert network.



PHIL KRAMER
WRAD One, Inc.

COMPANY DESCRIPTION

Following the 2018 mass shooting that had taken place at Marjory Stoneman Douglas High School in Parkland, Florida, where 17 people had lost their lives, the co founders of WRAD One focused their shock into action designed to prevent senseless deaths and get urgent help to the wounded.

They decided to use their decades of R&D expertise in wireless and hardware design to create a gunshot detection sensor that not only exceeds the performance of existing systems, but more importantly, leverages tech advancements that make the solution truly affordable for mass distribution.







WRAD One's focus is simple: School should be a place where students feel safe and parents should not be concerned about their child's safety while at school. Teachers and administrators who feel compelled to ensure the safety of their students should feel confident they have a solution that will SAVE LIVES.



Studies have shown that each minute of delay increases the casualty rate of gunshot victims. Unfortunately, the lag between the onset of a mass shooting and the response from emergency service personnel is often driven by the time it takes to make the initial 911 call.

	FIRST SHOT	911 CALL
Sandy Hook	9:30	9:35
Parkland	14:21	14:22
Marshall City, KY	7:57	7:59


500
400
School shootings have increased every decade

THE PRODUCT

The Vigilant Response System is a network of always on alert sensors that can be installed throughout a campus, all connected wirelessly. The system can instantly process sounds and discern a gunshot from all other noises.


VRS sensors detects events & transmits a message to the VRS server
VRS enterprise grade server resources receives and authenticates sensor ID, Site Information, Specific Sensor Location, and Emergency or Crisis Protocol
aws
POLICE
911
SMS
VRS sends Incident Alarm to 911 for Immediate Response
VRS sends Text, Email or Voice messages to pre-determined recipients

Should an active shooter event occur, information is immediately relayed to both law enforcement and facility administrators with critical information about where the shooting has taken place within the facility. This combination of rapid communication and improved fidelity of information can shave several, life saving minutes off the response time.

BUSINESS MODEL

Wireless Research and Development One (WRAD One), Inc. was founded to address the senseless violence occurring in our K-12 schools, providing a solution that is designed to dramatically reduce the response time to active shooter events, saving lives.

The business model is comprised of two key revenue streams: the hardware and the recurring subscription.

Despite the affordable price point, the gross margins on the hardware and installation

remains healthy for the business. The margins will increase as scale improves with higher volumes of manufacturing.

After installation, customers pay a recurring subscription fee for the database management and software licensing. The recurring services deliver a growing and lasting revenue stream beyond the transactional nature of a manufacturer.

Protecting schools

In early 2019, Texas Governor Greg Abbott approved $100 million in funding for school districts to install security upgrades, specifically targeted at new violence prevention and after-incident care. A very small percentage of the funding has been allocated and distributed to date (we estimate <1%).

Other states have issued similar commitments, as the scale of the problem has only increased over time.

Within Texas K-12 schools alone, WRAD One's total addressable market includes nearly 9,000 schools. With an estimated installation of 75 units per school, the market size is over $50 million in hardware and $4 million in annual recurring revenue.

Expanded across all US public schools (130k+), the market size expands to $736M+ and $58M+ in annual recurring revenue.

By our estimation, less than 8% of the market is currently being addressed by competitive solutions because of high price points and the inaccessibility of tech compatibility.

Momentum and distribution plans

The business achieved significant momentum in the second half of 2019 and early 2020. WRAD One filed its first patent, created working prototypes for demonstrations, and conducted several preliminary discussions with interested schools, school districts, private schools and state and federal government officials.

Prior to the pandemic, WRAD One participated in numerous meetings and discussions with local and state officials, schools, and school districts. Since then, discussion have also begun directly with US Representatives. The response has been excellent, and has confirmed that the Vigilant solution would qualify for both state and federal grants specifically targeted at limiting school violence and to save lives.

In the wake of the pandemic and shutdowns throughout the U.S., market-level momentum slowed significantly. However, the team leveraged the available time to further enhance its product design, adding a number of performance enhancements. Additionally, the team developed a go-to-market program that resulted in a strategic partnership with Woolpert and a number of manufacturers' representatives.

Woolpert is a 109-year-old Architectural, Engineering, and Geospatial company that plans designs, new construction and remodel projects for municipalities, airports, lodging, healthcare, and many other large campus and development projects. As part of an initial partnership agreement, Woolpert is signed on for a $3 million purchase commitment over the next two years. Their team of 200 strategic sales directors throughout the country expand WRAD One's sales reach significantly, offering the Vigilant Response System as part of new and existing projects Woolpert is working on nationwide. In fiscal year 2019, the budgets for Woolpert clients on new developments and project updates exceeded $365 Billion.

Further, several manufacturer representative organizations have committed to purchasing a volume of sensors that exceeds WRAD One's 2021 and early 2022 volume forecasts.

THE TEAM



Philip Kramer
CEO

Phil Kramer has a 30+ year track record of driving profitable business growth through the formulation of strategic business plans for both domestic and global business units with companies like Nokia, McAfee and Samsung. His focus has ranged from hardware and software solutions to developing SaaS solutions to be sold into Fortune 500 companies.

Before joining Wrad One, Phil was Managing Partner of a consultancy team helping startup companies with Go-to-Market planning and helping small-cap companies with 3-5 year growth strategies. He authored business strategies for US operations that went on to become the template for global initiatives.

Phil received his Bachelor's degree from Texas Christian University.



Michael Ricketts
CFO
in

Mike Ricketts has over 30 years of corporate finance and accounting experience, having held C-Level financial positions primarily with energy-related companies. This includes being the CFO and Chief Accounting Officer at two start-up oil and gas companies focused on drilling and production activities: Cano Petroleum, Inc. and MD America Energy, LLC (MDAE). MDAE was backed by private-equity investment and Cano was funded by an IPO and publicly traded. Mike was actively involved in debt/equity financing activities, acquisitions and divestitures, strategic planning, and accounting/finance matters.

In addition to oil and gas, Mike's experience also includes electric utility industry, construction and public accounting with KPMG. Mike is currently focused on providing consulting CFO services to his clients.

Mike is a licensed CPA in Texas and holds a BS in Accounting from Arizona State University.



Kyle Beller
DIRECTOR
in

Kyle Beller has been the president of BAT Security for the past 18 years. BAT has grown from a small local organization to a regionally recognized mid-size physical security and monitoring company. With 20 years of experience in the industry, Kyle has guided BAT Security through many obstacles such as the 2008 housing crash and the 2020 Covid-19 crisis. His experience began with a national brand security company, becoming the company's 2nd youngest sales manager in the country.

Kyle holds an owner/manager/shareholder license from the Private Security Bureau of the Texas Department of Public Safety and has TSA clearance at Dallas/Fort Worth International Airport as an approved security contractor. He has held several board positions with the North Texas Alarm Association (NTAA), including president from 2014-2015. While president of the NTAA he held a director's seat on the Texas Burglar & Fire Alarm Association (TBFAA).

Kyle obtained a Bachelor of Arts degree from The University of Texas at Arlington in 1998.





Bart Johnson, Jr.
SECRETARY

Bart Johnson, Jr. first gained professional legal experience with the firm of Harris, Finley and Bogle, P.C. in Fort Worth, Texas where he specialized in oil and gas law and commercial real estate. He then made the decision to move back to his hometown of Brownwood, TX in 2016 to raise his children and grow his law practice.

Johnson represents individuals across the State of Texas in numerous areas of law including estate planning, civil litigation, real estate and more. Bart's extensive legal accomplishments and considerable consulting experience make him an asset in his role of managing the business law aspects of WRAD One, Inc.

He graduated Magna Cum Laude from TCU with a degree in marketing, while also assisting the TCU football team to a Rose Bowl Championship and being named an ESPN Academic All-American. Following a time in the NFL, Johnson then went on to follow his passion to pursue a law degree and graduated from the SMU Dedman School of Law.

February 2018

The mass shooting and senseless deaths of 17 people at Marjory Stoneman Douglas High School in Parkland, Florida highlighted the need to provide better security to protect students and teachers across the nation.

Immediately Thereafter

WRAD One co-founders Kevin Wilder and Mike Mann began the process of developing a gunshot detection system that could be affordable for any school system.

February 2019

A team of professionals with experience in security system sales, technology development leadership, law and intellectual property were brought into the company to guide the vision into a marketable product: the Vigilant Response System™.

February 2020 through September 2020

Meetings with potential buyers and influencers in government and business convinced the team that the Vigilant Response System is appropriate for a wide range of buildings and campuses outside of exclusively educational markets.

August 2020

An agreement with Woolpert, a multi-faceted company with reach into a great many markets,

An agreement with Woolpert, a multi-faceted company with reach into a great many markets, provided a boost of guaranteed sales for the first two years of the go-to-market.

October 2020

The final patents were filed, protecting the proprietary software and hardware design of the Vigilant Response System.

Investment Terms

Issuer	Type of Offering	Offered By
Wireless Research and Development One, Inc	Regulation Crowdfunding	Offered by NextSeed Securities, LLC

Offering Min	$500,000
Offering Max	$1,000,000
Min Individual Investment	$100
Type of Securities	SAFE
Valuation Cap	$6,500,000
Discount	20%





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